MJ Capital Partners, LLC
Statement of Financial Condition
December 31, 2015

		Total
ASSETS		
Current Assets		
Bank Accounts		
Chase Checking		60,499
Total Bank Accounts		**60,499**
Accounts Receivable		
Accounts Receivable		50,000
Total Accounts Receivable		**50,000**
Total Current Assets		**110,499**
TOTAL ASSETS	$	**110,499**
LIABILITIES AND EQUITY		
LIABILITIES		
Accounts Payable		**5,600**
Total Liabilties	$	**5,600**
Equity		
Owner's Equity		(53,353)
Retained Earnings		-
Net Income		158,252
Total Equity	$	**104,899**
TOTAL LIABILITIES AND EQUITY	$	**110,499**

See Accompanying Notes to the Financial Statements